**EXHIBIT 23.1**

<u>CONSENT OF INDEPENDENT ACCOUNTANTS</u>

We hereby consent to the incorporation by reference in the Registration Statement on Form S-3 (No. No. 333-55656) and Form S-8 (Nos. 33-10169, 33-26726, 33-38362, 33-44663, 333-44364, 333-59692 and 333-59696) of Cleco Corporation of our report dated March 11, 2004, except for Note 9, as to which the date is August 20, 2004, relating to the financial statements of Acadia Power Partners, LLC and subsidiary, which appears in the Current Report on Form 8-K of Cleco Corporation dated September 1, 2004.

<u>/s/ PricewaterhouseCoopers LLP</u>
Houston, Texas
August 31, 2004